SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 23, 2003

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730	
(State or Other Jurisdiction	(Commission	95-2636730	(IRS Employer
of Incorporation)	File Number)		Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On December 23, 2003, the Company issued a news release announcing it closed the purchase of interests in oil and natural gas properties in the Denver-Julesburg Basin. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

On December 23, 2003, the Company issued a news release announcing it closed the purchase of interests in oil and natural gas properties in the Denver-Julesburg Basin. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date December 24, 2003

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer